                                                                    Exhibit 4.14


Kemper Investors Life Insurance Company
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801



ENDORSEMENT - Disability Rider


As used in this Endorsement. "Contract" means the Contract or Certificate to which this Endorsement is attached. This Endorsement forms a part of the Contract to which it is attached from the effective date of the Contract.

If the Owner is disabled, withdrawal charges will not be assessed when a total or partial withdrawal is requested in excess of the free partial withdrawal amount. The request must be in a form satisfactory to us.

Disability must begin after the effective date of this Endorsement and prior to age 65.

Withdrawal charges will not be waived when disability is due to: 1) substance abuse; or 2) mental or personality disorders without a demonstrable organic disease. A degenerative brain disease such as Alzheimer's Disease is considered an organic disease.

For purposes of this provision:

"Disability" is defined as the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which: 1) can be expected to result in death; or 2) has lasted, or can be expected to last, for a continuous period of not less than 12 months.

"Disabled" is defined as having the conditions of the disability definition.

Except as modified herein, all terms and conditions of this Contract remain unchanged.

Signed for the Kemper Investors Life Insurance Company.

        /s/ Debra P. Rezabek              /s/   Gail K. Caruso
       -----------------------           ----------------------
              Secretary                       President